SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: December 2, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
          Early Warning Report
          Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 2, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

REPORT MADE UNDER SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 141 OF THE SECURITIES ACT (ALBERTA)
WITH RESPECT TO COMMON SHARES OF
JINSHAN GOLD MINES INC.
(the “ISSUER”)
(a)	Name and address of offeror:

Ivanhoe Mines Ltd. (“Ivanhoe”) Suite 654, 999 Canada Place Vancouver, British Columbia V6C 3E1

(b)	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence, and whether it was ownership or control that was acquired in those circumstances.

Ivanhoe has acquired from the Issuer ownership of 48,552,948 additional common shares of the Issuer pursuant to an asset transaction involving, among other things, the assignment by Ivanhoe to the Issuer of Ivanhoe’s interest in certain mineral projects in which Ivanhoe and the Issuer were joint participants, the relinquishment of certain contractual rights and the payment of approximately U.S.$4 million in cash. Prior to the closing of the transaction Ivanhoe held 18,697,112 common shares of the Issuer and warrants exercisable to purchase an additional 9,000,000 common shares of the Issuer. For the purposes of applicable securities legislation, Ivanhoe is deemed to beneficially own the common shares issuable upon exercise of the warrants. Accordingly, Ivanhoe was deemed to own, prior to the transaction, 27,697,112 common shares of the Issuer representing 44.7% of the Issuer’s then issued and outstanding common shares.

(c)	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file this notice.

Following the closing of the transaction and as of the date hereof, Ivanhoe is deemed to beneficially own 76,250,060 representing 78.5% of the Issuer’s current issued and outstanding common shares, assuming full exercise of Ivanhoe’s warrants.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which (i) the offeror, either alone or together with any joint actors, has ownership and control; (ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and (iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Ivanhoe beneficially owns and controls 76,250,060 common shares of the Issuer, consisting of 67,250,060 issued common shares and 9,000,000 unissued common shares issuable upon the exercise of warrants.

(e)	Name of the market in which the transaction or occurrence that gave rise to this report took place.

None. Private transaction.

(f)	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the Issuer.

The purpose of the transaction was to replace Ivanhoe’s direct interest in the mineral projects in which Ivanhoe and the Issuer were joint participants with an equivalent equity interest in the Issuer in order to allow the Issuer to acquire full ownership in the projects. Depending on the Issuer’s success in exploring and developing these projects and in seeking out and obtaining additional projects, Ivanhoe may choose to acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer as circumstances warrant.

(g)	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

The Issuer and Ivanhoe entered into an agreement dated October 24, 2005 (the “Transaction Agreement”). Under the terms of the Transaction Agreement, Ivanhoe sold, assigned and transferred to the Issuer:
(i)	all of Ivanhoe’s participating interest in the CSH 217 Gold Project (previously a joint venture between the parties in which each of them held a 48.25% interest, with the balance held by an arm’s length Chinese third party),

(ii)	all of Ivanhoe’s interests in certain other exploration joint venture arrangements between the parties,

(iii)	Ivanhoe’s contractual rights to participate with the Issuer in new projects in China, and

(iv)	U.S.$4,002,488 in cash,
in consideration for the issuance to Ivanhoe of 48,552,948 common shares of the Issuer. In addition, the parties agreed to establish, subject to certain conditions, an exclusion zone extending 25 kilometres from the outer perimeter of each party’s existing Inner Mongolia, China mineral projects.

(h)	The names of any joint actors in connection with the disclosure required by this Report.

Not applicable.

(i)	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

The nature of the consideration is described in paragraph (g) above and qualitatively and quantitatively approximates the nature and value of the Issuer’s assets immediately prior to the closing of the transaction. Accordingly, the value of the consideration approximates the Issuer’s market capitalization immediately prior to the closing of the transaction, which was Cdn.$24.3 million.

(j)	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer’s securities.

Ivanhoe last filed an early warning report in respect of its common shares of the Issuer on May 14, 2004. The only change in any material fact set out in that report is in the number of common shares of the Issuer owned by Ivanhoe, which has increased as disclosed in this report.
DATED the 2nd day of December, 2005.
IVANHOE MINES LTD.

Per:	"Beverly A. Bartlett"
Beverly Bartlett
Corporate Secretary

IVANHOE MINES LTD.
654-999 Canada Place
Vancouver, British Columbia
V6C 3E1
PRESS RELEASE
December 2, 2005

This press release is issued pursuant to National Instrument 62-103, Section 111 of the Securities Act (British Columbia) and Section 141 of the Securities Act (Alberta) with respect to common shares of Jinshan Gold Mines Inc. (the “Issuer”).
Ivanhoe Mines Ltd. (“Ivanhoe”) has acquired from the Issuer 48,552,948 additional common shares of the Issuer pursuant to an asset transaction involving, among other things, the assignment by Ivanhoe to the Issuer of Ivanhoe’s interest in certain mineral projects in which Ivanhoe and the Issuer were joint participants, the relinquishment of certain contractual rights and the payment of approximately U.S.$4 million in cash. Prior to the closing of the transaction Ivanhoe held 18,697,112 common shares of the Issuer and warrants exercisable to purchase an additional 9,000,000 common shares of the Issuer. For the purposes of applicable securities legislation, Ivanhoe is deemed to beneficially own the common shares issuable upon exercise of the warrants. Accordingly, Ivanhoe was deemed to own, prior to the transaction, 27,697,112 common shares of the Issuer representing 44.7% of the Issuer’s then issued and outstanding common shares. Following the closing of the transaction and as of the date hereof, Ivanhoe is deemed to beneficially own 76,250,060 representing 78.5% of the Issuer’s current issued and outstanding common shares, assuming full exercise of Ivanhoe’s warrants.
The purpose of the transaction was to replace Ivanhoe’s direct interest in the mineral projects in which Ivanhoe and the Issuer were joint participants with an equivalent equity interest in the Issuer in order to allow the Issuer to acquire full ownership in the projects. Depending on the Issuer’s success in exploring and developing these projects and in seeking out and obtaining additional projects, Ivanhoe may choose to acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer as circumstances warrant.
For more information, or to obtain a copy of Ivanhoe’s early warning report in respect of Ivanhoe’s acquisition of additional common shares of the Issuer, contact Beverly Bartlett at (604) 688-5755.
DATED December 2, 2005.
IVANHOE MINES LTD.

Per:	“Beverly A. Bartlett”
Beverly Bartlett
Corporate Secretary